Filed Pursuant to Rule 424(b)(3)
File No. 333- 133535

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated May 5, 2006)

INTERACTIVE TELEVISION NETWORKS, INC.

Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated May 5, 2006 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Selling Securityholders

The information in the Prospectus in the sections titled “Security Ownership of Certain Beneficial Owners and Management” and “Selling Securityholders” is amended by this Prospectus Supplement to reflect the transfer on June 30, 2006 by Pentagon Bernini Fund, Ltd. of all of its securities covered by this Prospectus to one of its affiliates, Asset Managers International Ltd. As indicated in the Prospectus, Pentagon Bernini Fund, Ltd. currently beneficially owned the following of our securities: (i) 17% Secured Convertible Debentures (the current aggregate face amount of which is $4,175,130), (ii) a 16% Secured Convertible Debenture (having a face amount of $1,000,000), and (iii) warrants to purchase a total of 1,264,700 shares of our common stock. As a result of the foregoing transfer, all of the securities listed in both the “Security Ownership of Certain Beneficial Owners and Management” table and in the “Selling Securityholders” table are now beneficially owned by Asset Managers International Ltd., and all shares of our common stock that Pentagon Bernini Fund, Ltd. was entitled to sell under this Prospectus may now be offered and sold by Asset Managers International Ltd.

Information about selling securityholders may change over time. Changed information of which we become aware will be set forth in prospectus supplements to the extent required by the Securities Act of 1933, as amended, and the rules thereunder. We also will set forth in prospectus supplements any other additional information relating to selling securityholders to the extent so required.

Sale of $2,500,000 of Variable Rate Secured Convertible Debentures

On June 20, 2006 we sold to four institutional investors (the “Purchasers”) (i) Variable Rate Secured Convertible Debentures having an initial principal balance of $2,500,000 (the “Variable Debenture”) (ii)  five-year Series A Common Stock Purchase Warrants that grant the Purchasers the right to purchase 1,250,000 shares of our common stock, and (iii) Series B Common Stock Purchase Warrants that grant the Purchasers the right to acquire, during a period no longer than two years following the closing of the sale, (x) up to 1,250,000 shares of common stock and (y) additional Series A Warrants for the purchase of an additional 1,250,000 shares.

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The date of this Prospectus Supplement is June 30, 2006.

The Variable Debenture

The Variable Debentures will accrue interest on the aggregate unconverted and then outstanding principal amount at the rate per annum equal to the greater of (i) 15% or (ii) LIBOR for the applicable interest period plus 5.0%. Interest shall be payable quarterly in arrears on the first day of each January, April, July, and October, commencing on July 1, 2006. Interest is payable, at our option, in cash or shares of our common stock valued at 90% of the average of the daily volume weighted average price of the common stock (“VWAP”) for the 20 consecutive trading days ending on the trading day that is immediately prior to the applicable interest payment date. Commencing on November 1, 2006 and continuing monthly thereafter until the Variable Debentures have been repaid in full, we shall be obligated to make monthly principal payments of $125,000. The monthly payments of principal also may, at our option, be paid in cash or in shares of common stock. If we elect to make any principal payment in shares of common stock, the shares of common stock will be valued at a price equal to the lesser of (i) the conversion price then in effect (initially $2.00, subject to anti-dilution adjustments) and (ii) 90% of the average of the VWAPs for 20 consecutive trading days.

The Variable Debentures will be convertible into shares of our common stock at any time at an initial conversion price of $2.00 per share. While the Variable Debentures are outstanding, the initial conversion price is subject to (i) reduction to the lowest price at which we issue additional shares of common stock, or securities convertible into or exercisable for additional shares of common stock, and (ii) adjustment for future stock splits, reverse stock splits, mergers or reorganizations, and similar changes affecting common stock holders.

Commencing in December 2006, we have the right to prepay the Variable Debentures at a premium depending on the date on which we redeem the Variable Debentures. If we redeem the Variable Debentures prior to the 12 month anniversary of the issuance of the Variable Debentures, we will have to pay 115% of the principal amount of the Variable Debenture then outstanding or, if the redemption occurs on or after the 12 month anniversary of the issuance of the Variable Debenture, we will have to pay 110% of the principal amount of the Variable Debentures then outstanding.

The Variable Debentures are secured by a lien on substantially all of our assets.

Warrants

At the closing of the sale of the Variable Debentures, we also issued to the Purchasers (A) five-year Series A Warrants that grant the Purchasers the right to purchase 1,250,000 shares of common stock at a price of $3.00 per share, and (B) Series B Warrants that grant the Purchasers the right to acquire (x) up to 1,250,000 shares of common stock at a price of $2.00 per share, and (y) additional Series A Warrants for the purchase of an additional 1,250,000 shares at $3.00 per share. The Series B Warrants are exercisable until the earlier of the nine month anniversary of the effectiveness of the registration statement or the two year anniversary of their issuance.

Beneficial Ownership Limitation

The Variable Debentures and the Series A and Series B Warrants contain a beneficial ownership limitation provision that precludes any Purchaser from converting its Variable Debentures or from exercising its warrants if, as a result of such conversion of exercise, the Purchaser would own beneficially more than 4.99% of our outstanding Common Stock. The beneficial ownership limitation provisions may be waived by each Purchaser, at the election of such Purchaser, upon not less than 61 days’ prior notice, to change the beneficial ownership limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Variable Debenture and/or warrant.

Registration Rights

We also entered into a Registration Rights Agreement with the Purchasers, pursuant to which we agreed to prepare and file, on or before July 20, 2006, a registration statement with the Securities and Exchange Commission covering the resale of all of the shares of common stock issued or issuable in the transaction. We are required to have the registration statement declared effective by the SEC on the 90th day from the closing date (if the registration statement is not reviewed by the SEC) or by the 120th day from the closing (if the registration statement is reviewed by the SEC), or we will be required to pay the Purchasers specified liquidated damages. We may also be required, under certain circumstances, to pay the Purchasers specified liquidated damages if it is unable to maintain the effectiveness of the registration statement.

Management’s Discussion and Analysis and Plan of Operation

The following information updates the discussion under the heading “Management’s Discussion and Analysis and Plan of Operation” in the prospectus and should be read in conjunction with that discussion:

Results of Operations

Comparison of Fiscal Quarter ended March 31, 2006 to Fiscal Quarter ended March 31, 2005.

We formally launched our ITVN products in April 2005. During the quarter ending March 31, 2005, we did not engage in any sales operations, had no revenues from commercial sales and were primarily engaged in developing our products and establishing our business. Accordingly, a comparison of the fiscal quarters ended March 31, 2005 and 2006 does not provide a meaningful comparison of our operations.

Net revenues. Net service and hardware revenues for the fiscal quarters ended March 31, 2006 and March 31, 2005 are listed below.

	Fiscal Quarter Ended March 31, 2006		Fiscal Quarter Ended March 31, 2005

Service revenues	$163,203	49%	$--	-%
Hardware revenues	166,661	51%	6,232	100%
Net revenues	$329,864	100%	$6,232	100%

Service revenues represent revenues received from subscriptions for the use of the ITVN Services. We officially launched our ITVN Services, and formally commenced marketing our products in April 2005. Since we had not launched our ITVN Services in the comparable quarter in 2005, we had no service revenues during the quarter ended March 31, 2005. Service revenues for the fiscal quarter ended March 31, 2006 reflect subscription proceeds from users of our ITVN Service. Consumer demand for the ITVN Service in the 2006 fiscal quarter was driven by the general availability of our products and services, and by the support of an affiliate distribution channel, and increased consumer awareness of ITVN. We anticipate fiscal year 2006 will have continued service revenue growth as our subscription base grows.

Hardware revenues, net of allowance for sales returns, for the fiscal quarter ended March 31, 2006 reflect sales of the set-top boxes necessary for our subscribers to access our ITVN Service. Hardware revenues during the first fiscal quarter of 2005 represent sales of set-top boxes sold as part of our pre-launch testing program. Sales of set-top boxes in the 2006 fiscal quarter include both sales to individual subscribers and the sale of 1,000 ITVN-enabled set-top boxes to a distributor for resale purposes.

Costs of goods sold. The net cost of our ITVN Service and our ITVN-enabled set-top box revenues for the fiscal quarters ended March 31, 2006 and March 31, 2005 are listed below. Since our ITVN Service was not commercially available during the fiscal quarter ended March 31, 2005, information for that fiscal quarter regarding our costs of operations is not meaningful or representative of our expected operations.

	Fiscal Quarter Ended March 31, 2006		Fiscal Quarter Ended March 31, 2005

Cost of service revenues	$44,224	18%	$255	5%
Cost of hardware revenues	184,666	76%	4,868	95%
Depreciation on capitalized inventory	13,137	6%	--	-%
Costs of goods sold	$242,027	100%	$5,122	100%

Cost of service revenues consist primarily of fees paid to content providers, telecommunication and network expenses, customer service fees and other expenses related to providing the ITVN Service. We expect the cost of service revenues to increase in future periods as the number of subscribers continues to increase. In addition, we expect customer care expenses for fiscal year 2006 to be significantly greater than 2005 as we strive to continue to improve customer relations and retention.

Cost of hardware revenues include all product costs associated with the ITVN-enabled set-top box we distribute and sell including freight costs. The ITVN-enabled set-top boxes that we sell and that are necessary to access our services are manufactured for us by third party contract manufacturers. We sell our set-top box hardware to subscribers primarily as a means to grow our subscriber base and our monthly service revenues and, as a result, we do not intend to generate significant gross margins, if any, from these hardware sales. If we estimate that certain set-top boxes will not be returned by subscribers who cancel their ITVN Service, we include in cost of hardware revenues a reserve for capitalized inventory. We have retained a collections agency to collect the $99.95 the customers agreed to pay if they do not return the ITVN-enabled set-top box. There were no changes to the estimate during the fiscal period ended March 31, 2006 and, therefore, no provision was recorded during the fiscal quarter ended March 31, 2006.

At each balance sheet date, the Company performs a detailed assessment of inventory which includes a review of, among other factors, demand requirements and market conditions. Based on this analysis, we record adjustments, when appropriate, to reflect inventory at the lower of cost or net realizable value. In prior periods during 2005, inventory was determined to be valued at greater than net realizable value and, during such periods, we recognized an inventory impairment charge to reflect the decrease of our inventory to its current market value. There were no changes to the estimate thus no adjustments were recorded during the fiscal quarter ended March 31, 2006.

Depreciation on capitalized inventory represents depreciation on ITVN-enabled set-top boxes that we gave to a certain number of subscribers at no cost as a marketing promotion. We capitalized the cost of the ITVN-enabled set-top boxes that were given away during this promotion. Depreciation relating to these boxes is calculated over their estimated useful lives.

Operating Expenses. Operating expenses for the fiscal quarters ended March 31, 2006 and March 31, 2005 are listed below.

	Fiscal Quarter Ended March 31, 2006		Fiscal Quarter Ended March 31, 2005

Salaries expense	$434,467	30%	$164,693	26%
Professional fees	278,030	19%	123,203	19%
Sales and marketing	106,254	7%	142,345	22%
Depreciation and amortization	147,772	10%	48,472	8%
General and administrative	496,125	34%	157,810	25%
Operating expenses	$1,462,648	100%	$635,523	100%

Salaries expense for the fiscal quarter ended March 31, 2006 increased approximately $270,000 or 164% compared to the fiscal quarter ended March 31, 2005 due to the larger number of employees retained by the Company in 2006 compared to the number of employees retained during the first fiscal quarter of 2005. As of March 31, 2006, we had 23 full-time employees and four contract employees, compared to 4 full time employees and three contract employees as of March 31, 2005. If our business grows as we plan, we may need to hire additional employees, which will result in larger salary expenses in the future.

Professional fees consist primarily of financial, technical, and marketing consulting fees, as well as accounting, audit and legal fees. For the fiscal quarter ended March 31, 2006 professional fees increased approximately $155,000 or 126% compared to the fiscal quarter ended March 31, 2005. The increase is due to increased legal and accounting fees that we incurred after becoming a public company in June 2005 and to the additional technical and marketing consulting fees that we continue to incur in connection with the increasing subscriber base and increasing amount of programming that we are making available to our customers. We expect that our professional expenses will be significant due to the costs of being a public company, including the costs we expect to incur to comply with the Sarbanes-Oxley Act of 2002.

Sales and marketing expenses. Sales and marketing expenses consist primarily of fees paid for the affiliate program, Internet and other media advertising, public relations activities, special promotions, trade shows, and the production of marketing related items. During the fiscal quarter ended March 31, 2005, we participated in a major trade show to publicly introduce our products and services prior to our official launch in April 2005. As a result of the significant cost of the 2005 trade show, sales and marketing expenses for the fiscal quater ended March 31, 2005 exceeded the sales and marketing expenses for the 2006 fiscal quarter by approximately $36,000 or 25%.

Depreciation and amortization. Depreciation and amortization of fixed assets and intangible assets is provided using the straight-line method over the estimated useful lives of the assets. Minor replacements, maintenance and repairs are charged to current operations. Depreciation and amortization for the fiscal quarter ended March 31, 2006 increased approximately $99,000 or 205% compared to the fiscal quarter ended March 31, 2005 due primarily to the acquisition of additional hardware and software to support the Company’s business.

General and administrative expenses. General and administrative expenses consist primarily of travel, internet connection, insurance and facility costs as well as individual equipment and software purchases below our threshold to capitalize. General and administrative expenses for the fiscal quarter ended March 31, 2006 increased approximately $338,000 or 214% compared to the fiscal quarter ended March 31, 2005, due primarily to the purchase of miscellaneous computer equipment and software to support the ITVN-Service, providing health insurance to employees beginning January 1, 2006, increases in travel, entertainment, rent and utilities expenses and increases in internet connection fees related to the addition of satellites as a means to receive new content and real-time content.

Liquidity and Capital Resources

To date, we have financed our operations and met our capital expenditure requirements primarily from the proceeds received from the sale of shares of both our common stock and Series A Convertible Preferred Stock, the issuance of a $4,000,000 debenture in 2005, the issuance of the $1,000,000 debenture in April 2006, the $2,500,000 sale of the Variable Debenture described above, loans extended to us by third party institutions and by certain of our founders, and by a $2,400,000 letter of credit facility that was extended to us by Manufacturers Bank and repaid in October of 2005. Our cash proceeds from operations are subject, in part, to the amount and timing of cash received from customers for hardware purchases and cash received from monthly subscriptions.

Our near-term goal is to generate revenues from (i) the sale of our ITVN set-top boxes and (ii) the on-going monthly subscription fees paid by the subscribers for our ITVN Service. Since our ITVN Service was launched in April 2005, we have not yet sold enough set-top boxes, and therefore also do not have sufficient subscribers, to fund our on-going operations from these sources of revenues. Since our ITVN Service can only be used by subscribers through our proprietary set-top box, we need to distribute our ITVN-enabled set-top boxes to subscribers in order to increase our subscriber base. Accordingly, we have had to manufacture and purchase the set-top boxes before being able to generate any revenue from the sale of the set-top boxes or from monthly subscription fees. To date, we have purchased approximately 25,000 set-top boxes. In order to obtain the capital to manufacture and purchase the set-top boxes, in March 2005 we entered into a loan and security agreement with Manufacturers Bank whereby Manufacturers Bank agreed to issue us letters of credit in the aggregate amount of $2,400,000 to be used to purchase ITVN set-top boxes. In addition, on October 3, 2005, we also obtained a $1,600,000 short-term working capital loan from Mercator Momentum Fund III, LP. On October 25, 2005, we sold to Pentagon Bernini Fund, Ltd. (the “Fund”) a three-year, $4,000,000 17% Secured Convertible Debenture (the “17% Debenture”). We used $2,400,000 of the 17% Debenture offering proceeds to repay, in full, the entire $2,400,000 outstanding balance of the Manufacturers Bank letter of credit facility, and $1,600,000, to repay the entire Mercator Momentum Fund III, LP working capital loan. We are obligated to pay interest on the 17% Debenture on a quarterly basis on the last day of each January, April, July, and October. Interest on the 17% Debenture is payable in cash, except that we may, in our sole discretion, pay up to 50% of the amount of interest payable on any interest payment date by issuing additional debentures in accordance with the same terms as the 17% Debenture. As permitted by the 17% Debenture, we have paid one-half of the January 31, 2006 and April 30, 2006 interest payments that had accrued under the 17% Debenture by issuing to the Fund two 17% Debentures (in the face amounts of $92,220 and $82,910, respectively). We will be required to make monthly principal payments of $222,222 under the 17% Debenture commencing in May 2007 and continuing until the 17% Debenture is repaid in full. We will also be required to make monthly principal payments of $5,123 commencing in August 2007 and continuing until the $92,220 Debenture is repaid in full and we will also be required to make monthly principal payments of $4,606 commencing in November 2007 and continuing until the $82,910 Debenture is repaid in full.

On April 18, 2006, we sold to the Fund the $1,000,000 16% Secured Convertible Debenture (the “16% Debenture”). The $1,000,000 net proceeds from that sale is being used primarily for additional equipment upgrades to enable us to receive, compress, store and transmit additional content for our ITVN Service and for working capital purposes. In addition to our quarterly interest obligations, we will have to commence making monthly principal payments under the 16% Debenture of $55,555 commencing in November 2007. Our obligations under both the 17% Debenture and the 16% Debenture are secured by a Security Agreement, pursuant to which we granted to the Fund a security interest in all of the company’s personal property assets.

As a result of the foregoing financings, in addition to the ITVN Service revenues we anticipate receiving and the proceeds from the sale of additional ITVN set-top boxes, the funds we currently have on hand are expected to be sufficient to fund all of our anticipated working capital needs and its anticipated capital expenditures until approximately November 2006. Since we do not project that our monthly subscription revenues will be sufficient to fund all of our working capital needs by November 2006, we expect to have to obtain additional funds thereafter from either loans from affiliates or third parties, or from sales of our securities. We do not have any written commitments from any affiliates or any third parties for additional loans. In addition, our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Our goal is to generate sufficient monthly subscription revenues from on-going subscribers to fund all of our monthly anticipated operating expenses and, thereafter, to provide us with positive cash flows from operations. Based on our current projections of future operating expenses, including future marketing costs, we believe that we will reach the foregoing level of cash flow if all of the 25,000 set-top boxes that we have purchased are sold to on-going customers who subscribe to the ITVN Service on a monthly basis. No assurance can, however, be given that we will be able to sell or otherwise distribute all of the set-top boxes to customers who subscribe to our ITVN Service.

The following table summarizes our cash flow activities during the fiscal quarter ended March 31, 2006 and 2005:

	Fiscal Quarter Ended March 31, 2006	Fiscal Quarter Ended March 31, 2005

Net cash used in operating activities	$1,114,725	$660,861
Net cash used in investing activities	$294,817	$301,682
Net cash provided by (used in) financing activities	$(100,000)	$500,000

Net cash used in operating activities for the fiscal quarters ended March 31, 2006 and March 31, 2005 largely reflect the operating losses that we incurred in connection with establishing and growing our business and operations. Our financial statement net loss for the fiscal quarter ended March 31, 2006 exceeded our net cash used in operating activities due in large part to non-cash charges resulting from (i) the $185,000 debt discount and embedded derivates we recognized in connection with the issuance of our $4,000,000 17% Debentures, (ii) $161,000 of depreciation and amortization, and (iii) $464,000 on non-cash expenses for stock based compensation. During the fiscal quarter ended March 31, 2006, the effect of the non-cash charges was partially offset by the sale of ITVN enabled set-top boxes and payments received from retailers on account. Net cash used in investing activities for the quarter ended March 31, 2006 consisted primarily of approximately $310,000 of fixed assets, principally computer equipment, which we purchased to support an increase in our business and operations. Net cash used in financing activities for the quarter ended March 31, 2006 represented the payment on a related party note of $100,000.

The following is a summary of our contractual cash obligations as of April 30, 2006:

Contractual Obligations	Total	2006	2007	2008	2009 and Thereafter

Related party notes payable	$1,056,593	$1,056,593	$-	$-	$-
17% Debentures	$4,092,220	$-	$1,803,393	$2,283,704	$5,123
16% Debenture issued 4-18-06	$1,000,000	$-	$111,110	$666,660	$222,230
17% Debenture issued 4-30-06	$82,910	$-	$9,212	$55,272	$18,426

As part of our ongoing business, we generally do not engage in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. Accordingly, our operating results, financial condition, and cash flows are not generally subject to off-balance sheet risks associated with these types of arrangements. We did not have any material off-balance sheet arrangements at March 31, 2006.

We do not believe that inflation has had a material impact on our business or operations.

Other

On May 11, 2006, we filed with the Securities and Exchange Commission our quarterly report on Form 10-QSB containing our complete financial statements for the periods then ending and the related management’s discussion and analysis. For information on obtaining our Form 10-QSB, including exhibits, see the discussion in the prospectus under the caption “Where You Can Find More Information.”

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.